Exhibit (h3)

AMENDMENT TO ADMINISTRATION AGREEMENT

THIS AMENDMENT TO ADMINISTRATION AGREEMENT (the “Amendment”) is made and entered into as of January 1, 2018 by and between STATE STREET BANK AND TRUST COMPANY, a Massachusetts trust company (the “Administrator”), and each Aberdeen (formerly Artio) management investment company identified on Schedule A hereto (each, a “Fund” and collectively, the “Funds”).

WITNESSETH:

WHEREAS, the Administrator and each Fund are parties to that certain Administration Agreement dated as of October 1, 2011 (as amended, modified or supplemented from time to time, the “Agreement”); and

WHEREAS, the Administrator and each Fund desire to amend and supplement the Agreement upon the following terms and conditions.

NOW THEREFORE, for and in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Administrator and each Fund hereby agree that the Agreement is amended and supplemented as follows:

1.                                      Amendment to Agreement.

(a)                                 The first two paragraphs of Section 12 of the Agreement (Effective Period, Termination and Amendment) are hereby deleted in their entirety and replaced with the following paragraphs:

“This Agreement shall continue in full force and effect for an initial term commencing on the date hereof and ending May 31, 2020 (the “Initial Term”).  After the expiration of the Initial Term, this Agreement may be extended for successive one-year terms (each, a “Renewal Term”), subject to review and approval by the Fund’s Board of Trustees or Directors.  To terminate the Agreement, a written notice of non-renewal must be delivered by the non-renewing party no later than ninety (90) days prior to the expiration of the Initial Term or ninety (90) days prior to the date of termination during any Renewal Term, as the case may be. During the Initial Term and thereafter, either a Fund or the Administrator may terminate this Agreement: (i) in the event of the other party’s material breach of a material provision of this Agreement that the other party has either (a) failed to cure or (b) failed to establish a remedial plan to cure that is reasonably acceptable, within 60 days’ written notice of such breach; (ii) a final, unappealable judicial, regulatory or administrative ruling or order in which the party to be terminated has been found guilty of criminal or unethical behavior in the conduct of its business; or (iii) financial difficulties on the part of the party to be terminated which are evidenced by the authorization or commencement of, or involvement by way of pleading, answer, consent or acquiescence in, a voluntary or involuntary case under Title 1 1 of the United States Code, as from time to time is in effect, or any applicable law, other than said Title 11, of any jurisdiction relating to the liquidation or reorganization of debtors or to the modification or alteration of the rights of creditors. Upon termination of this Agreement pursuant to this paragraph with respect to any Fund or Portfolio, the applicable Fund shall pay Administrator its compensation due and shall reimburse Administrator for its costs, expenses and disbursements.

During the Initial Term or any Renewal Term of the Agreement, in the event of: (i) any Fund’s termination of this Agreement with respect to such Fund or one or more of its Portfolios for any reason other than as set forth in the immediately preceding paragraph or (ii) a transaction not in the ordinary course of business pursuant to which the Administrator is not retained to continue providing services hereunder to the Fund or Portfolio(s) (or its respective successor), then the applicable Fund or Portfolio(s), as the case may be, shall be required to provide the Administrator at least 180 days’ notice of the termination date (the “Required Notice Period”).  In the event that the termination date occurs prior to the end of the Required Notice Period, the Fund shall pay the Administrator its compensation due through the remainder of the Required Notice Period that is left following the termination date (based upon the average monthly compensation previously earned since January 1, 2018 by Administrator with respect to such Fund or Portfolio(s), as the case may be), and shall reimburse the Administrator for its costs, expenses and disbursements as provided in the Agreement.  For the avoidance of doubt, during the Initial Term or any Renewal Term, no payment will be required pursuant to this paragraph in the event of any transaction such as a merger of a Fund or one or more of its Portfolio(s) into, or the consolidation of a Fund or one or more of its Portfolio(s) with, another entity, or a change in control of the Fund or its adviser that results in a termination of the Agreement, or the sale by a Fund or one or more of its Portfolio(s) of all, or substantially all, of its assets to another entity, in each case where the Administrator is retained to continue providing services to such Fund or Portfolio (or its respective successor) on substantially the same terms as this Agreement, or in the event of a liquidation or dissolution of a Fund or one or more of its Portfolio(s) and distribution of such Fund’s or Portfolio’s assets.”

(b)                                 Section 13 of the Agreement is hereby modified to update the Administrator’s contact information as follows:

“To the Administrator:

STATE STREET BANK AND TRUST COMPANY

One Heritage Drive, 3rd Floor

North Quincy, MA 02171

Attn: Clint Garran

Facsimile:  617 537-7562

Telephone: 617-451-4767”

with a copy to:

STATE STREET BANK AND TRUST COMPANY

Legal Division — Global Services Americas

One Lincoln Street

Boston, MA  02110

Attention:  Senior Vice President and Senior Managing Counsel”

(c)                                  Section 9 of the Agreement is deleted in its entirety and replaced with “Reserved” and the following new Sections 23, 24, 25 and 26 are hereby added as follows:

23.                               CONFIDENTIALITY

All information provided under this Agreement by a party (the “Disclosing Party”) to the other party (the “Receiving Party”) regarding the Disclosing Party’s business and operations shall be treated as confidential.  Subject to Section 24 below, all confidential information provided under this Agreement by Disclosing Party shall be used, including disclosure to third parties, by the Receiving Party, or its agents or service providers, solely for the purpose of performing or receiving the services and discharging the Receiving Party’s other obligations under the Agreement or managing the business of the Receiving Party and its Affiliates (as defined in Section 24 below), including financial and operational management and reporting, risk management, legal and regulatory compliance and client service management.  The foregoing shall not be applicable to any information (a) that is publicly available when provided or thereafter becomes publicly available, other than through a breach of this Agreement, (b) that is independently derived by the Receiving Party without the use of any information provided by the Disclosing Party in connection with this Agreement, (c) that is disclosed to comply with any legal or regulatory proceeding, investigation, audit, examination, subpoena, civil investigative demand or other similar process, (d) that is disclosed as required by operation of law or regulation or as required to comply with the requirements of any market infrastructure that the Disclosing Party or its agents direct the Administrator or its Affiliates to employ (or which is required in connection with the holding or settlement of instruments included in the assets subject to this Agreement), or (e) where the party seeking to disclose has received the prior written consent of the party providing the information, which consent shall not be unreasonably withheld.

24.                               USE OF DATA

(a)                                 In connection with the provision of the services and the discharge of its other obligations under this Agreement, the Administrator (which term for purposes of this Section 24 includes each of its parent company, branches and affiliates (“Affiliates”)) may collect and store information regarding the Funds or Portfolios and share such information with its Affiliates, agents and service providers in order and to the extent reasonably necessary (i) to carry out the provision of services contemplated under this Agreement and other agreements between the Funds and the Administrator or any of its Affiliates and (ii) to carry out management of its businesses, including, but not limited to, financial and operational management and reporting, risk management, legal and regulatory compliance and client service management.

(b)                                 Subject to paragraph (c) below, the Administrator and/or its Affiliates (except those Affiliates or business divisions principally engaged in the business of asset management) may use any data or other information (“Data”) obtained by such entities in the performance of their services under this Agreement or any other agreement between the Funds and the Administrator or one of its Affiliates, including Data regarding transactions and portfolio holdings relating to the Fund/Portfolio, and publish, sell, distribute or otherwise commercialize the Data; provided that, unless the Fund otherwise consents, Data is combined or aggregated with information relating to (i) other customers of the Administrator and/or its Affiliates or (ii) information derived from other sources, in each case such that any published information will be displayed in a manner designed to prevent attribution to or identification of such Data with the Fund/Portfolio. The Fund agrees that Administrator and/or its Affiliates may seek to profit and realize economic benefit from the commercialization and use of the Data, that such benefit will constitute part of the Administrator’s compensation for services under this Agreement or such other agreement, and the Administrator and/or its Affiliates shall be entitled to retain and not be required to disclose the amount of such economic benefit and profit to the Fund/Portfolio.

(c)                                  Except as expressly contemplated by this Agreement, nothing in this Section 24 shall limit the confidentiality and data-protection obligations of the Administrator and its Affiliates under this Agreement and applicable law.  The Administrator shall cause any Affiliate, agent or service provider to which it has disclosed Data pursuant to this Section 24 to comply at all times with confidentiality and data-protection obligations as if it were a party to this Agreement.

25.                               DELEGATION

The Administrator shall retain the right to employ agents, subcontractors, consultants and other third parties, including, without limitation, affiliates (each, a “Delegate” and collectively, the “Delegates”) to provide or assist it in the provision of any part of the services stated herein or the discharge of any other obligations or duties under this Agreement without the consent or approval of the Trust. The Administrator shall be responsible for the acts and omissions of any such Delegate so employed as if the Administrator had committed such acts and omissions itself.  The Administrator shall be responsible for the compensation of its Delegates.

26.                               In the event of equipment failure, work stoppage, governmental action, communication disruption or other impossibility of performance beyond the Sub-Administrator’s control, the Sub-Administrator shall take reasonable steps to minimize service interruptions. The Sub-Administrator shall enter into and shall maintain in effect, at all times during the term of this Agreement, with appropriate parties one or more agreements making reasonable provision for (i) periodic back-up of the computer files and data with respect to the Funds; and (ii) emergency use of electronic data processing equipment to provide services under this Agreement. Upon reasonable request, the Sub-Administrator shall discuss with senior management of the Administrator such disaster recovery plan and/or provide a high-level presentation summarizing such plan.”

2.                                      Miscellaneous.  Except as amended hereby, the Agreement shall remain in full force and effect. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Counterparts may be executed in either original or electronically transmitted form (e.g., faxes or emailed portable document format (PDF) form), and the parties hereby adopt as original any signatures received via electronically transmitted form.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers to be effective as of the date first above written.

EACH OF THE ENTITIES SET FORTH ON
SCHEDULE A HERETO

By:	/s/ Lucia Sitar
Name: Lucia Sitar
Title: Chief Legal Officer and Vice President

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Andrew Erickson
Name: Andrew Erickson
Title: Executive Vice President

ADMINISTRATION AGREEMENT

SCHEDULE A

Listing of Funds/Portfolios and Classes of Shares

Fund/Portfolio	Classes of Shares

Aberdeen Investment Funds (formerly Artio Global Investment Funds)

Aberdeen Select International Equity Fund (formerly Artio International Equity Fund)

Aberdeen Select International Equity Fund II (formerly Artio International Equity Fund II)

Aberdeen Total Return Bond Fund (formerly Artio Total Return Bond Fund)

Aberdeen Global High Income Fund (formerly Artio Global High Income Fund)

Class A Shares and Institutional Class Shares of each Fund/Portfolio